SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Suspension of Production (Fab Closing)

1. Suspended production operations		P7 fab

2. Details of production suspension	Sales amount affected by suspension of production (KRW)	1,454,781,507,727

	Sales of the latest fiscal year (KRW)	29,878,043,071,138

	Ratio to sales (%)	4.9

3. Details of production suspension	Fab closing of Gen.7 LCD TV panel (P7)

4. Reasons for production suspension	Intensified competition in LCD TV business

5. Actions to be taken	Continuous focus on value-added areas

6. Effects of production suspension	No Impact to other business

7. Effective date of production suspension	2022-12-31

8. Expected resumption date of production	—

9. Date of board resolution (decision date)	2022-12-23

10. Other matters to be factored into investment decisions

1.  Above 2. ‘Sales amount affected by suspension of production’ is sales amount of P7 fab in 2021, and ‘Sales of the latest fiscal year’ is consolidated total sales amount of LG Display in 2021.

2.  Above 9. ‘Date of board resolution(decision date)’ is the internal decision-making date of fab closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: December 23, 2022	By:	/s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director / Head of IR Division